UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	04 October 2024 - “Holding(s) in Company”

99.1

4 October 2024

HALEON PLC
("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BMX86B70

Issuer Name
HALEON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Pfizer Inc.

City of registered office (if applicable)
New York

Country of registered office (if applicable)
United States of America

4. Details of the shareholder
Name	City of registered office	Country of registered office
State Street Nominees Limited	London	United Kingdom
Guaranty Nominees Limited	London	United Kingdom

5. Date on which the threshold was crossed or reached
03-Oct-2024

6. Date on which Issuer notified
03-Oct-2024

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	15.040000	0.000000	15.040000	1361709764
Position of previous notification (if applicable)	22.580000	0.000000	22.580000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
Ordinary Shares GB00BMX86B70		967251860		10.680000
Restricted ADSs		394457904		4.360000
Sub Total 8.A	1361709764		15.040000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

This notification relates to the sale by Pfizer Inc. ("Pfizer") of a portion of its interest in Haleon plc ("Haleon").Pfizer sold 640,000,000 Haleon ordinary shares ("Ordinary Shares") pursuant to a secondary offering announced on 30 September 2024. In connection with the offering, and in addition to the 640,000,000 Ordinary Shares in the offering, Pfizer sold 60,526,315 Ordinary Shares to Haleon in an off-market sale in accordance with the terms of a share purchase deed between Haleon and Pfizer that was previously approved by Haleon's shareholders.These calculations are based on Haleon's issued voting share capital of 9,053,360,882 ordinary shares with voting rights, as communicated by Haleon in their announcement on total voting rights and capital dated 3 October 2024.Pfizer holds its ordinary shares in Haleon through (i) State Street Nominees Limited, and (ii) Guaranty Nominees Limited (in respect of its American depositary shares representing Ordinary Shares), which hold the legal title to those shares on Pfizer's behalf.

12. Date of Completion
03-Oct-2024

13. Place Of Completion
New York

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: October 04, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary